EXHIBIT 4.3
Description of Common Stock

The following summary contains a description of the general terms of our common stock. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. The rights of the holders of our common stock are governed by First Guaranty Bancshares’ restated articles of incorporation, as amended (the “Articles of Incorporation”), and by the Louisiana Business Corporation Act.

General

We are authorized to issue up to 100,600,000 shares of common stock, par value $1.00 per share and 100,000 shares of preferred stock, $1,000 par value per share. As of December 31, 2022, we had 10,716,796 shares of common stock outstanding. There are currently 34,500 shares of 6.75% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock, $1,000 par value (the “Series A Preferred Stock”) issued and outstanding. Our common stock and the Series A Preferred Stock is listed on the Nasdaq Global Market under the symbol “FGBI.”

Voting Rights

Holders of common stock of First Guaranty Bancshares have exclusive voting rights in First Guaranty Bancshares. They elect First Guaranty Bancshares’ board of directors and act on other matters that are required to be presented to them under Louisiana law or that are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Holders of the Series A Preferred Stock do not have any voting rights except as set forth in our Articles of Incorporation or as otherwise specifically required by the Louisiana Business Corporation Act.

Dividends

Subject to certain regulatory requirements, and to the rights of holders of the Series A Preferred Stock and any preferred stock that First Guaranty Bancshares may issue, holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of First Guaranty Bancshares may declare out of funds legally available for such payments. Louisiana law prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The payment of dividends by First Guaranty Bancshares is also subject to limitations that are imposed by federal law, regulation and policy.

The Federal Reserve has issued a policy statement providing that dividends should be paid only out of current earnings and only if the holding company’s prospective rate of earnings retention is consistent with its capital needs, asset quality and overall financial condition. Federal regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition.

Liquidation

In the event of a liquidation or dissolution of First Guaranty Bancshares, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences of the Series A Preferred Stock and any preferred stock that First Guaranty Bancshares may issue, all of our assets available for distribution.

Preemptive Rights

Holders of the common stock of First Guaranty Bancshares are not entitled to preemptive rights with respect to any shares that may be issued. Holders of our common stock also do not have any redemption rights.

Restrictions on Acquisition of First Guaranty Bancshares

The following is a general summary of the material provisions of our Articles of Incorporation and bylaws and the Louisiana Business Corporation Act that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.

Authorized Shares of Capital Stock. Our Articles of Incorporation authorize the issuance of up to 100,600,000 shares of common stock and up to 100,000 shares of preferred stock. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquiror. Issuance of such additional shares may also dilute the voting interest of our shareholders.

Generally, the Louisiana Business Corporation Act does not require shareholder approval for an issuance of authorized shares. However, the Louisiana Business Corporation Act does require shareholder approval of non-cash share issuances in excess of 20% of a corporation’s total voting power on a pre-transaction basis. In addition, the listing requirements of the Nasdaq Stock Market, which would apply so long as our common stock were listed on such market, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock, but not a public offering of common stock for cash.

Preferred Stock. Our Articles of Incorporation contain provisions that permit the board of directors to issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of holders of First Guaranty Bancshares’ common stock. However, the issuance of one or more series of preferred stock may affect the holders of First Guaranty Bancshares’ common stock in a number of respects, including the following: by subordinating First Guaranty Bancshares’ common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences and privileges; by diluting the voting power of First Guaranty Bancshares’ common stock; by becoming entitled to certain voting rights with respect to the election of directors of First Guaranty Bancshares if the payment of six quarterly dividends, whether or not consecutive, are in default; by diluting the earnings per share of First Guaranty Bancshares’ common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance. First Guaranty Bancshares currently has 34,500 shares of its Series A Preferred Stock outstanding. First Guaranty Bancshares’ common stock ranks junior to the Series A Preferred Stock with respect to dividend rights and liquidating preferences. No dividends are payable on First Guaranty Bancshares’ common stock unless the full dividend has been paid with respect to the Series A Preferred Stock for the most recent dividend period.

Directors. The board of directors has the power to fill board vacancies, whether occurring by reason of an increase in the number of directors or by resignation, death, removal or otherwise, although the shareholders may fill vacancies at a special meeting called for that purpose before the board takes action. Our bylaws provide that, in general, any shareholder desiring to make a nomination for the election of directors must submit written notice not less than 45 days or more than 90 days in advance of the meeting. The shareholders, by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote at an annual or special meeting of shareholders or by written consent of holders of a majority of shares outstanding, have the power to remove any and all directors at any time, with or without cause. If, however, six quarterly dividends, whether or not consecutive, on the Series A Preferred Stock or any preferred stock that First Guaranty Bancshares may issue are in default, then the number of directors then constituting the board of directors will be automatically increased by two and holders Series A Preferred Stock or any preferred stock that First Guaranty Bancshares may issue will be entitled to vote for the election of the two additional directors. Holders of First Guaranty Bancshares common stock are not entitled to vote on the election of the two additional directors in this circumstance.

Actions by Shareholders. Our bylaws provide that special meetings of the shareholders may be called only by a majority of the board of directors, the President, Chairman, or Chief Executive Officer, or the President or Secretary at the written request of the holders of at least one-fifth of all shares entitled to vote. The bylaws provide that notice of shareholder proposals for new business to be considered at an annual meeting must be submitted, in general, not less than 30 or more than 90 days before the meeting.

Under the Louisiana Business Corporation Act, any amendment of our Articles of Incorporation and any merger or other business combination that requires shareholder approval or statutory share exchange to which we are a party requires the approval of a majority of the shares entitled to be cast at the meeting of shareholders. In addition, the Louisiana Business Corporation Act also provides that if any class or series of shares is entitled to vote as a separate group on a plan of merger or share exchange, the approval of a majority of such separate voting group is required.

The board of directors may amend the bylaws of First Guaranty Bancshares without shareholder approval.

Indemnification. Our Articles of Incorporation and bylaws provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Limitation of liability. Our Articles of Incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our Articles of Incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.